Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated April 20, 2018, relating to (1) the consolidated financial statements and financial statement schedule of Fanhua Inc., its subsidiaries and variable interest entities (the “Group”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollars amounts for the convenience of the readers in the United States of America), and (2) the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Fanhua Inc. for the year ended December 31, 2017, and to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong
June 25, 2018